Exhibit 12

AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Three months ended	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	March 31, 2012	2011	2010	2009	2008	2007
Earnings before income taxes	$219	$311	$390	$384	$369	$369
Add:
Fixed charges (see “B” below)	52	145	123	115	127	127
Amortization of capitalized interest	-	1	-	-	-	-
Distributed income of equity investees	3	-	-	-	-	-
Less:
Interest capitalized	-	(1)	(5)	(3)	(2)	(2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(9)	(14)	(16)	(27)	(20)	(20)
Adjusted Earnings (A)	$265	$442	$492	$469	$474	$474

Fixed charges
Interest on long-term debt	$45	$101	$109	$98	$96	$96
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	4	37	7	10	24	24
Estimated interest components of rentals	3	7	7	7	7	7
Total fixed charges (B)	$52	$145	$123	$115	$127	$127

Ratio of earnings to fixed charges (A)/(B)	5.10	3.05	4.00	4.08	3.73	3.73